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                          July 21, 2021

       Nadav Kidron
       Chief Executive Officer
       Oramed Pharmaceuticals Inc.
       1185 Avenue of the Americas, Third Floor
       New York, NY 10036

                                                        Re: Oramed
Pharmaceuticals Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 15, 2021
                                                            File No. 333-257926

       Dear Mr. Kidron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences